

Palafox Trading LLC

2025 Financial Statement



CITADEL

Palafox Trading LLC

(A Delaware Limited Liability Company)
(SEC File Number 8-66420)

Statement of Financial Condition as of December 31, 2025, and Report of Independent Registered Public Accounting Firm

Filed pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66420

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Palafox Trading LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__830 Brickell Plaza, Floor 15__

(No. and Street)

__Miami__	__Florida__	__33131__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Michael Henry__	__(212) 651-7726__	__Michael.Henry@citadel.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__PricewaterhouseCoopers LLP__

(Name – if individual, state last, first, and middle name)

__300 Madison Avenue__	__New York__	__New York__	__10017__
(Address)	(City)	(State)	(Zip Code)

__10/20/2003__	__238__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Henry , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Palafox Trading LLC (the "Company") , as of December 31 , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Accounting Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

PALAFOX TRADING LLC

Table of Contents

		Page
Report of Independent Registered Public Accounting Firm		i
Statement of Financial Condition		1
Notes to Statement of Financial Condition		2
Note 1.	Organization	2
Note 2.	Significant Accounting Policies	2
Note 3.	Collateralized Transactions	4
Note 4.	Fair Value Disclosures	5
Note 5.	Transactions with Related Parties	5
Note 6.	Risk Management	6
Note 7.	Commitments and Contingencies	7
Note 8.	Derivative Financial Instruments	7
Note 9.	Income Taxes	8
Note 10.	Regulatory Requirements	8
Note 11.	Subsequent Events	8



Report of Independent Registered Public Accounting Firm

To the Member of Palafox Trading LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Palafox Trading LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP.

February 27, 2026

We have served as the Company's auditor since 2006.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017
T: (646) 471 3000, www.pwc.com/us

PALAFOX TRADING LLC

Statement of Financial Condition

(Expressed in U.S. dollars in millions)

ASSETS

		As of December 31, 2025
Assets:		
Cash and cash equivalents	$	1,453
Cash segregated under federal regulation		15
Trading assets, at fair value		172
Securities purchased under agreements to resell, at fair value		84,893
Receivable from trading counterparties, clearing organizations, and custodians		1,022
Other assets		7
Total assets	$	87,562

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Trading liabilities, at fair value	$	167
Securities sold under agreements to repurchase, at fair value		84,587
Payable to trading counterparties, clearing organizations, and custodians		434
Other liabilities		17
Total liabilities		85,205
Member's capital		2,357
Total liabilities and member's capital	$	87,562

See notes to statement of financial condition.

PALAFOX TRADING LLC

Notes to Statement of Financial Condition

NOTE 1

Organization

Palafox Trading LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, and is a member of the Financial Industry Regulatory Authority, Inc., a member of the Securities Investor Protection Corporation, and a clearing member of the Fixed Income Clearing Corporation ("FICC"), LCH RepoClear ("LCH"), Eurex Clearing ("EUREX"), and the Board of Trade of the City of Chicago, Inc. ("CBOT"). The Company is a netting member and sponsoring member of the Government Securities Division of FICC.

Palafox Holdco LLC ("PALAH") is the sole member of the Company. As of December 31, 2025, Citadel Global Fixed Income Master Fund Ltd. ("GFIL") and Citadel Global Fixed Income Master Fund II Ltd. ("GFL2") were the sole economic members of PALAH.

The Company acts as an intermediary for GFIL and GFL2 in certain resale and repurchase agreement transactions. Additionally, the Company clears futures contracts on behalf of GFIL.

Citadel Advisors LLC ("CALC"), an affiliate, is the manager of the Company.

Citadel Enterprise Americas LLC, Citadel Enterprise Americas Services LLC, Citadel ENTP Services Group LLC, Citadel Americas Services LLC, Citadel HFP Services Group LLC, and certain of their affiliates (collectively, the "Citadel Service Parties"), provide administrative and investment-related services to the Company.

Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain administrative services to the Company. The services contract between the Company and NTHFS is currently effective through June 30, 2027.

NOTE 2

Significant Accounting Policies

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statement in accordance with GAAP requires CALC to make estimates and assumptions, the most important of which relate to fair value measurements, that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents
The Company defines cash and cash equivalents on the statement of financial condition as cash and funds held in liquid investments with original maturities of 90 days or less as well as investments in money market funds. Cash and cash equivalents are held at global financial institutions.

Cash Segregated Under Federal Regulation
The Company is subject to the SEC Computation for Determination of Reserve Requirements ("Rule 15c3-3"), which requires cash and/or qualified securities to be segregated in a special reserve bank account for the exclusive benefit of customers.

Trading Assets and Trading Liabilities
The Company's trading assets and trading liabilities represent derivatives contracts and are recorded at fair value. Transactions related to trading assets and trading liabilities are recorded on a trade date basis.

Receivable from and Payable to Trading Counterparties, Clearing Organizations, and Custodians
Receivable from and payable to trading counterparties, clearing organizations, and custodians may include cash balances (including cash margin) to the extent not offset against derivative financial instruments and balances associated with unsettled trades and securities failed to deliver or receive.

Offsetting Financial Assets and Liabilities
The Company has elected to offset financial assets and financial liabilities by counterparty when it has determined that there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

Foreign Currency Translation
The functional currency of the Company is the U.S. dollar. The Company may hold assets and liabilities denominated in foreign currencies. The carrying value of assets and liabilities is remeasured into U.S. dollars using spot currency rates on the date of valuation.

Segment Reporting
Operating segments represent components of a company that engage in business activities and for which discrete financial information is available and regularly reviewed by the chief operating decision maker ("CODM") in assessing performance and allocating resources. The CODM has been identified as the Chief Operating Officer functions for the Citadel Service Parties. The CODM reviews excess net capital as a key financial metric to guide operational decisions for the Company, including capital adequacy. The Company's business activities as described in Note 1 constitute a single operating segment and financial information is reviewed for the Company as a whole. Excess net capital (see Note 10) is measured in accordance with SEC Rule 15c3-1.

Transfers of Financial Assets
Transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers of financial assets that are not accounted for as sales, in which the transferor retains control of the financial assets, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings (see Note 3).

Resale agreements and repurchase agreements held as of the reporting date are recorded on the statement of financial condition at their fair value pursuant to the fair value option, plus accrued interest. The Company has elected to report resale agreements and repurchase agreements on a net basis when it has determined that there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

Valuation of Financial Instruments
The fair value of a Financial Instrument (as defined below) is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value is determined by CALC based on the valuation principles set forth in the Company's governing documents and represents CALC's best estimate of fair value. In all instances, any Financial Instrument may either be valued by CALC or CALC may determine (but is under no obligation to do so) to engage a third party it believes to be qualified to value any Financial Instrument. The Company measures and reports money market funds, derivative financial instruments, resale agreements and repurchase agreements ("Financial Instruments") at fair value.

Notes to Statement of Financial Condition

Fair value is generally based on or derived from (i) closing prices of an exchange market, (ii) prices or inputs (e.g., mean of the bid and offer price) disseminated by third parties, including membership organizations, pricing vendors, and market participants (e.g., brokers and counterparties) or (iii) valuation models using such prices or inputs (e.g., models for certain derivative financial instruments). In the absence of market prices or inputs that are observable, other valuation techniques are applied. Financial Instruments are generally valued as of the market close (as determined by CALC). CALC may determine to use a different value than would be assigned pursuant to the foregoing if CALC determines that doing so would better reflect fair value (e.g., CALC may determine that market quotations do not represent fair value if trading is halted before market close or a significant event occurs subsequent to market close). These valuation techniques involve some level of estimation and judgment by CALC, the degree of which is dependent on, among other factors, the price observability and complexity of the Financial Instrument, and the liquidity of the market.

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement. CALC's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the Financial Instrument. The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following describes the valuation techniques applied to the Company's Financial Instruments to measure fair value, including an indication of the level within the fair value hierarchy in which each Financial Instrument is generally classified. Where appropriate, the description includes details of the valuation models and the significant inputs to those models.

Money Market Funds
The Company holds money market funds which are redeemable daily. Money market funds are valued based on the reported net asset value and are classified within Level 1 of the fair value hierarchy.

Derivative Assets and Derivative Liabilities
Exchange-traded derivative financial instruments
Exchange-traded derivative financial instruments include futures contracts. These derivative financial instruments are valued using prices disseminated by the relevant exchange market, such as the closing price, settlement price, last available sales price, or the mean of the bid and offer price (a mid-market price). Exchange-traded derivative financial instruments are classified within Level 1 of the fair value hierarchy.

Resale Agreements and Repurchase Agreements
Resale agreements and repurchase agreements are valued by discounting the expected future cash flows using inputs including interest rates and funding spreads, which are determined based on the specific characteristics of the agreements. Resale agreements and repurchase agreements are classified within Level 2 of the fair value hierarchy.

Fair Value Option
The fair value option provides the Company the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings in each period. CALC has elected to apply the fair value option to the Company's resale agreements and repurchase agreements. The primary reason for electing the fair value option is to reflect current market conditions related to resale agreements and repurchase agreements in earnings on a timely basis.

Other Financial Instruments
CALC estimates that the aggregate carrying value of financial instruments measured at amortized cost (including receivables and payables) recognized on the statement of financial condition, approximates fair value, as such financial instruments are short-term in nature, bear interest at current market rates and/or are subject to frequent repricing.

These financial assets and liabilities include cash and cash equivalents, cash segregated under federal regulation, receivable from trading counterparties, clearing organizations, and custodians, other assets, payable to trading counterparties, clearing organizations, and custodians, and other liabilities. Had these assets and liabilities been included in the fair value hierarchy, all would have been classified within Level 2 except for cash, cash equivalents, and cash segregated under federal regulation which would have been classified within Level 1.

Current Expected Credit Loss
Financial assets measured at amortized cost, primarily composed of receivables, are presented at the net amount expected to be collected. Expected credit losses are measured based on historical experience, current conditions, collateralization, and forecasts that impact the collectability of the amount. As of December 31, 2025, based on the historical analysis and forward-looking information, no allowances for credit losses have been recorded as the Company expects credit losses arising from such financial assets to be immaterial.

PALAFOX TRADING LLC

Notes to Statement of Financial Condition

Collateralized Transactions

The Company attempts to manage credit exposure arising from resale agreements and repurchase agreements by either entering into master netting agreements and credit support agreements with counterparties, and/or by entering into transactions that are cleared through central clearinghouses. In the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), these agreements may provide the Company the right to terminate such agreements, net the Company's rights and obligations under such agreements, buy-in undelivered securities and liquidate and offset collateral against any net obligation remaining from the counterparty. The credit risk of centrally cleared transactions is also reduced by the rules or regulatory requirements applicable to the clearinghouses. Additionally, the Company also seeks to manage credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties. During the year ended December 31, 2025, the Company had resale and repurchase agreements with affiliates (Note 5) and non-affiliates.

The Company is a netting member of Eurex Clearing, LCH RepoClear, and the Government Securities Division of FICC, industry clearinghouses for resale and repurchase transactions. The respective clearinghouse interposes itself and serves as the legal counterparty to each side of the transaction for clearing and settlement purposes. To date, the Company has cleared substantially all of its resale and repurchase transactions with unaffiliated counterparties through these clearinghouses.

Resale agreements and repurchase agreements are collateralized primarily by receiving or pledging government debt securities and residential mortgage-backed securities. Typically, the Company has rights of rehypothecation with respect to the securities collateral received under resale agreements. Also, the counterparty generally has rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements. As of December 31, 2025, substantially all securities collateral received under resale agreements had been delivered or repledged in connection with repurchase agreements.

The Company monitors the fair value of underlying securities in comparison to the related receivable or payable, including accrued interest, and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized.

The following table presents information about resale agreements and repurchase agreements.

AS OF DECEMBER 31, 2025

($ in millions)	
Fair value of securities collateral received for resale agreements	$ 138,363
Fair value of securities collateral pledged for repurchase agreements	137,934

In the table above, the fair value of securities collateral received and pledged includes accrued coupon interest.

Offsetting of Certain Collateralized Transactions

The following tables present information about the offsetting of these instruments. Refer to Note 8 for information relating to offsetting of derivatives.

ASSETS AS OF DECEMBER 31, 2025

($ in millions)	Resale Agreements
Included in the statement of financial condition	
Gross amounts	$ 138,584
Amounts offset	(53,691)
Net amounts	84,893
Amounts not offset	
Counterparty netting	(3,111)
Financial instruments, at fair value	(81,742)
Total	$ 40

LIABILITIES AS OF DECEMBER 31, 2025

($ in millions)	Repurchase Agreements
Included in the statement of financial condition	
Gross amounts	$ 138,278
Amounts offset	(53,691)
Net amounts	84,587
Amounts not offset	
Counterparty netting	(3,111)
Financial instruments, at fair value	(81,476)
Total	$ —

In the tables above:

- Gross amounts include all instruments, irrespective of whether there is a legally enforceable master netting agreement or credit support agreement in place. These amounts also include financing interest receivables and payables related to these transactions.
- Amounts offset, counterparty netting, and financial instruments, at fair value, relate to legally enforceable master netting agreements or credit support agreements.
- Amounts are reported in the statement of financial condition on a net basis, as applicable, when the Company has determined that there exists a legally enforceable master netting agreement and/or credit support agreement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.
- Financial instruments not offset in the statement of financial condition include the fair value and accrued coupon interest of securities purchased or sold under the agreements to resell or repurchase, respectively, and additional collateral, where applicable.

Notes to Statement of Financial Condition

Collateralized Transactions–Maturities and Collateral Pledged

The following table presents the gross carrying value of repurchase agreements by remaining contractual maturity as of December 31, 2025.

($ in millions)	Repurchase Agreements
Overnight	$ 109,596
2-30 days	28,489
Total	138,085
Financing interest payable	193
Gross amounts	$ 138,278

The following table presents the gross carrying value of repurchase agreements by class of collateral pledged as of December 31, 2025.

($ in millions)	Repurchase Agreements
U.S. government securities	$ 110,528
Residential mortgage-backed securities	20,165
Non-U.S. government securities	7,392
Total	138,085
Financing interest payable	193
Gross amounts	$ 138,278

NOTE 4

Fair Value Disclosures

The following fair value hierarchy tables present information about the Company's assets and liabilities measured at fair value on a recurring basis based upon the lowest level of significant input to the valuations (see Note 2 for the Company's policies regarding the hierarchy).

ASSETS AT FAIR VALUE AS OF DECEMBER 31, 2025

($ in millions)	Level 1	Level 2	Level 3	Total
Trading assets				
Equity securities	$ —	$ —	$ 5	$ 5
Derivative assets (see table below)				167
Total trading assets	—	—	5	172
Other assets at fair value				
Money market funds	1,282	—	—	1,282
Derivative assets				
Interest rate contracts	$ 174	$ —	$ —	$ 174
Gross derivative assets	174	—	—	174
Derivative netting				(7)
Total derivative assets				$ 167

LIABILITIES AT FAIR VALUE AS OF DECEMBER 31, 2025

($ in millions)	Level 1	Level 2	Level 3	Total
Trading liabilities				
Derivative liabilities (see table below)				$ 167
Derivative liabilities				
Interest rate contracts	$ 174	$ —	$ —	$ 174
Gross derivative liabilities	174	—	—	174
Derivative netting				(7)
Total derivative liabilities				$ 167

In the tables above:

- Derivative netting includes counterparty netting of positions and cash collateral (including initial margin) with the same counterparty. The amount of cash collateral received or pledged that exceeds the fair value exposure of derivative assets and liabilities at the individual counterparty level is excluded.
- For further information on derivative financial instruments and hedging activities, see Note 8.
- Resale agreements and repurchase agreements, not reflected in the table above, are reflected at fair value on the statement of financial condition and include financing interest receivables and payables, as well as the effects of netting. As described in Note 2, resale agreements and repurchase agreements are classified within level 2 of the fair value hierarchy.

NOTE 5

Transactions with Related Parties

Expenses

The Company reimburses the Citadel Service Parties for direct and reimbursable administrative, general and operating expenses paid by these entities, on behalf of the Company. As of December 31, 2025, the Company had a payable to the Citadel Service Parties, which is included in other liabilities on the statement of financial condition.

Resale and Repurchase Agreements

During 2025, the Company entered into resale and repurchase agreements with GFIL and GFL2. The following table presents information about resale and repurchase agreements with GFIL and GFL2 as of December 31, 2025.

($ in millions)	Resale Agreements	Repurchase Agreements
Gross contract value	$ 130,294	$ 48,577
Financing interest receivable/payable	70	9
Amounts offset in the statement of financial condition	(45,475)	(45,475)
Net amounts	$ 84,889	$ 3,111
Fair value of securities collateral received/pledged	$ 130,152	$ 48,551

In the table above, the fair value of the collateral received and pledged includes accrued coupon interest.

As of December 31, 2025, the Company received cash collateral from GFIL of $137 million related to resale and repurchase agreements. The amount is included in payable to trading counterparties, clearing organizations, and custodians on the statement of financial condition.

Notes to Statement of Financial Condition

Additionally, in relation to resale and repurchase transactions with GFIL as of December 31, 2025, the Company had fails-to-receive of $57 million which are included in payable to trading counterparties, clearing organizations, and custodians on the statement of financial condition.

Loan Payable to Affiliates
The table below discloses the significant terms and financial information associated with the Company's senior unsecured facility agreements with affiliates.

AS OF DECEMBER 31, 2025

			Borrowing Agreement *($ in millions)*	
Lender	Total Facility Limit	Interest Rate	Outstanding Principal and Accrued Interest	Maturity/ Termination Date
PALAH	500	Mid-Term AFR	—	12/31/2026

In the table above:

- The senior unsecured facility with PALAH was committed and payable on demand.
- AFR is defined as Applicable Federal Rate published by Internal Revenue Service.

Proprietary Trading and Clearing Activities
The Company enters into proprietary trading and futures clearing activities with GFIL. As of December 31, 2025, the Company had the following balances to GFIL related to proprietary trading and clearing activities.

($ in millions)		
Trading liabilities, at fair value	$	167
Payable to trading counterparties, clearing organizations, and custodians		236

NOTE 6

Risk Management

The Company is subject to various risks, including, but not limited to, market risk, credit risk, liquidity risk, and operational risk. CALC seeks to monitor and manage these risks on an ongoing basis.

Market Risk
Market risk is the potential for changes in the value of Financial Instruments and the securities collateral received and/or pledged under resale and repurchase agreements. Categories of market risk include, but are not limited to, exposures to interest rates, credit prices, and currency prices.

Market risk is directly impacted by the volatility and liquidity of the markets in which the financial instruments are traded. CALC seeks to manage market risk in various ways, including through diversifying exposures, guidelines on position sizes and hedging in related securities or derivative financial instruments. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices and volatilities.

The Company may have exposure to non-U.S. currencies directly or indirectly through its financial instruments, and as such is subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates may fluctuate significantly over short periods of time for several reasons, including, but not limited to, changes in interest rates;

intervention (or the failure to intervene) by government entities, central banks, or supranational entities; the imposition of currency controls; and other geopolitical developments.

Credit Risk
Credit risk is the risk of loss due to the failure of a counterparty to perform according to the terms of a contract. The Company is exposed to credit risk in its role as an intermediary for GFIL and GFL2 involving clearing and financing transactions, and as a member of clearing organizations. The Company seeks to reduce its exposure to credit risk associated with counterparty nonperformance in its clearing and financing activities by entering into master netting agreements and credit support agreements with counterparties. These master netting agreements and credit support agreements provide the Company with the right to demand collateral, as well as the right, in the event of counterparty default, to liquidate collateral and offset receivables and payables covered under the same master netting agreement. CALC monitors collateral fair value on a daily basis relative to the Company's counterparties' exposure and, when necessary, attempts to recall any material excess collateral balances. Additionally, the Company seeks to mitigate credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties, rebalancing financing sources, and attempting to match collateral types in a balanced book as deemed appropriate.

Cash account balances typically exceed government-sponsored insurance coverage and may subject the Company to a concentration of credit risk. Where possible, CALC seeks to mitigate the credit risk that exists with these account balances by reducing the amount of cash the Company has on deposit with banks and other financial institutions.

Liquidity Risk
With respect to asset and liability management, the Company diversifies financing across counterparties, focusing on a variety of financing arrangements with strong contractual terms, active balance sheet and capital planning, and developing scalable infrastructure including direct funding capabilities, where applicable.

CALC typically maintains a pool of excess liquidity at the Company for various planned and contingent needs including, among others, mark-to-market losses on trading assets and trading liabilities and increases in initial and variation margin requirements by derivative counterparties, and clearinghouses.

Operational Risks
Operational risk is defined as the risk of financial loss or reputational damage resulting from inadequate or failed internal processes, people, systems, or from external events. CALC seeks to identify, measure, monitor, and manage material operational risks by continuing to develop and implement enhanced methodologies in the processes that support the Company's key activities.

Other Risks
The Company is subject to risks associated with unforeseen or catastrophic events, including, but not limited to, geopolitical events, terrorist attacks, natural disasters, cyberattacks, outages, and the emergence of a pandemic, which could create economic, financial, and business disruptions. In addition, there are inherent risks in the utilization of certain technologies, including artificial intelligence technologies, whereby the outputs produced could contain errors, which may be difficult to detect. All these risks could lead to operational difficulties that could impair CALC's ability to manage the Company's activities. Where applicable, CALC seeks to manage such risks through continuity and resiliency planning.

In the future, litigation could arise, or legal, tax, and regulatory changes could occur, which could have a material adverse effect on the Company.

PALAFOX TRADING LLC

Notes to Statement of Financial Condition

NOTE 7

Commitments and Contingencies

Commitments
The Company enters into forward starting resale and repurchase agreements that settle at a future date. At December 31, 2025, the Company had commitments relating to its unsettled forward starting resale agreements of $72.56 billion of which $70.68 billion was with GFIL and unsettled forward starting repurchase agreements of $72.56 billion of which $2.75 billion is with GFIL and GFL2. At December 31, 2025, these forward starting resale and repurchase agreements have settlement dates through February 2, 2026.

Contingencies
In the normal course of business, the Company may enter into contracts that contain provisions related to certain indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CALC believes the risk of material loss from these arrangements to be remote.

The Company provides guarantees to securities clearinghouses (FICC, LCH, EUREX and CBOT). Under the standard membership agreement, members are required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet the resulting shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral.

Additionally, the Company is approved as a sponsoring member to clear eligible overnight resale and repurchase agreements through FICC on behalf of GFIL, which is a sponsored member under FICC's rules. Under these rules, the Company guarantees the prompt and full payment and performance of GFIL's respective obligations to FICC.

CALC believes the potential for the Company to be required to make payments under the aforementioned guarantees is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these guarantees.

NOTE 8

Derivative Financial Instruments

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates, and other inputs, or a combination of these factors and generally represent commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. Derivatives generally reference notional amounts which are utilized solely as a basis for determining cash flows to be exchanged. Notional amounts provide a measure of the Company's activity in such derivative financial instruments and are not necessarily indicative of economic exposure or potential risk. Derivatives may be traded on an exchange ("Exchange-traded") or they may be privately negotiated contracts, which are usually referred to as "OTC derivatives". OTC derivatives can be cleared and settled through central clearing counterparties, while others, such as OTC-bilateral contracts, will maintain the direct contractual relationship between executing counterparties.

Generally, the Company's credit exposure to a derivative financial instrument counterparty under a master netting agreement is limited to the net derivative assets resulting from the fair value of all derivative financial instruments plus any collateral transferred to/from such counterparty from/to the Company pursuant to related credit support agreements. When the Company has determined that its master netting agreements permit the legal right of offset of such exposures between the Company and such counterparty, these amounts,

excluding any non-cash collateral pledged or received, are recorded on the statement of financial condition of the Company on a net basis by counterparty. Typically, the Company and the counterparty have rights of rehypothecation with respect to collateral pledged or received under such derivative master netting and related credit support agreements, unless segregated at a third-party custodian.

Futures are contracts that commit counterparties to purchase or sell financial instruments, commodities, or currencies for an agreed-upon price on an agreed future date. These instruments can involve market risk and/or credit risk.

The following table presents the fair value of the Company's derivative contracts by underlying risk exposure, as well as information about the offsetting of derivative financial instruments and related collateral amounts. Gross derivative contracts in the table below exclude the effect of netting. The net derivative contracts agree to the total derivative assets and derivative liabilities included in the fair value hierarchy tables in Note 4.

FAIR VALUE AS OF DECEMBER 31, 2025

($ in millions)	Derivative Assets	Derivative Liabilities
Gross derivative contracts		
Exchange-traded		
Interest rate contracts	$ 174	$ 174
Total gross derivative contracts	174	174
Amounts offset in the statement of financial condition		
Exchange-traded	—	—
Total counterparty netting	—	—
Exchange-traded	(7)	(7)
Total cash collateral	(7)	(7)
Net derivative contracts		
Total Exchange-traded	167	167
Total net derivative contracts	167	167
Amounts not offset		
Securities collateral	—	—
Total	$ 167	$ 167

In the table above:

- Total gross derivative contracts represent derivative financial instruments for which the Company has determined that there exists a legally enforceable right to offset.
- Amounts offset and amounts not offset relate to legally enforceable master netting agreements and credit support agreements.
- Amounts are reported in the statement of financial condition, net of cash collateral, when the Company has determined that there exists a legally enforceable master netting agreement and/or legally enforceable credit support agreement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. The amount of cash received or pledged that exceeds the fair value exposure of derivative assets and liabilities at the individual counterparty level is excluded.

PALAFOX TRADING LLC

Notes to Statement of Financial Condition

- Securities collateral not offset in the statement of financial condition represents the fair value of securities, including accrued coupon, pledged to/received from the counterparties related to derivative financial instruments.

The following table presents the notional of the Company's derivative contracts by underlying risk exposure as of December 31, 2025. The notional amount provides an indication of the volume of the Company's derivative activity.

NOTIONAL	
($ in millions)	
Gross derivative contracts	
Exchange-traded	
Interest rate contracts	$ 33,348

The Company has concentration risk with respect to its derivative financial instruments. At December 31, 2025, CBOT serves as the clearing agent for the Company's net derivative assets. See Note 6 for a discussion of credit risk and risk management.

<u>NOTE 9</u>

Income Taxes

Effective December 31, 2025, the Company became a disregarded entity of PALAH for U.S. income tax purposes.

The Company files income tax returns with the U.S. federal government and various state and local jurisdictions. Since the Company became disregarded for U.S. income tax purposes effective December 31, 2025, its returns for the period ending December 30, 2025 will be filed as final. Its filed returns are open under the normal three-year statute of limitations and therefore subject to examination by tax authorities. At December 31, 2025, the Company has not been notified of any tax returns of the Company under examination.

In accordance with GAAP, CALC has reviewed the Company's tax positions for all open tax years. As of December 31, 2025, CALC has determined that the Company was not required to establish a liability for uncertain tax positions.

The Company has determined that as of December 31, 2025, there are no temporary differences between the GAAP and tax basis of assets and liabilities that would result in deferred income tax assets or liabilities.

<u>NOTE 10</u>

Regulatory Requirements

The Company is subject to the net capital requirements of the SEC Uniform Net Capital Rule ("Rule 15c3-1") and has elected to use the alternative method as permitted by this rule. Under the alternative method, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $1.5 million or 2% of aggregate debit items arising from customer transactions or 8% of maintenance margin requirement from CBOT. At December 31, 2025, net capital was $2.21 billion in excess of the required minimum net capital.

For the year ended December 31, 2025, the Company is also subject to the requirements of Rule 15c3-3 of the SEC. At December 31, 2025, the amount held on deposit in the reserve bank account was $15 million.

In addition, the Company is subject to minimum capital requirements of clearing corporations in which it is a member, which may exceed the minimum net capital requirements of the SEC.

<u>NOTE 11</u>

Subsequent Events

The Company has performed an evaluation of subsequent events through February 27, 2026, which is the date the financial statement was available to be issued. The Company is not aware of any subsequent events that require disclosure in the financial statement.